Mail Stop 4561


      March 27, 2006




Richard J. Boyle, Jr.
President, Chief Executive Officer and Chairman of the Board
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA  94107

Re:	LoopNet, Inc.
      Registration Statement on Form S-1
      Filed March 1, 2006
      File No. 333-132138

Dear Mr. Boyle:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-1
General

1. Please provide us support for comparative factual assertions and for management`s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, your statement that "we are the leading online marketplace for commercial real estate in the United
States" on page 1. Further, you indicate in the second paragraph on page 48 that commercial real estate information and listings of your competitors have "not been broadly adopted to date."

2. Please provide us with copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. For example, we note that you cite Pramerica Real Estate Investors and CB Richard Ellis, Inc. on page 1.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Table of Contents, page i

4. We note your statement that you do not "guarantee, and you have not independently verified" the market data and industry statistics used in the prospectus. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content. Accordingly, please remove this and similar disclaimers from your disclosure.

Prospectus Summary, page 2

5. Please avoid use of the term "solution" as it is jargon.  Its use
implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual
services.   Please revise throughout your filing as necessary.

6. Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.

7. Please revise to clarify how you generate revenues from each of your websites and disclose the percentage of revenues you receive from each of your revenue sources.

8. Please revise your summary to quantify your total accumulated deficit.

9. We note your statement on page 2 regarding objectives that you are pursuing. Please revise to clarify the types of "complementary products and services" which you are pursuing and disclose when you believe you will be able to offer such products and services and the steps you have taken in that regard. Similarly, please revise to clarify the "new markets" into which you intend to expand and disclose when you believe you will be able to implement such expansion and the steps you have taken in that regard.

Reconciliation of Adjusted EBITDA to Net Income, page 6

10. Reference is made to your presentation of the non-GAAP measure Adjusted EBITDA. Your current disclosure does not explain why management believes this measure is more useful than EBITDA and Net
Income when evaluating the Company`s performance. Please revise your presentation to include all disclosures recommended in SAB No. 107.G.
and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. We also note that management uses Adjusted EBITDA "to assist in comparing performance from period to period on a consistent basis." Please note that you should not be using a non-GAAP measure to "smooth earnings" as your disclosure seems to imply. Please revise accordingly.

Risk Factors, page 7

11. Please avoid using generic conclusions such as "adversely affect" and "negatively affected" when describing the risks` effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

12. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, we note the heading "We must continue to obtain listings from commercial real estate brokers, agents, and property owners" on page 8. Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.

Risks Related to Our Business, page 7

We must continue to attract and retain customers, and any failure to increase the number of our customers..., page 7

13. Please revise to indicate the percentage of free basic members that have historically converted to premium members.

We must continue to obtain listings from commercial real estate brokers, agents, and property owners, page 8

14. Please revise to quantify the number of brokers, agents and property owners that submit commercial real estate listings to your online marketplace.

Our quarterly financial results may be subject to seasonality, page 9

15. Please consider combining this risk factor with your previous risk factor or revise to describe a separate risk resulting from the seasonal nature of your industry.

Our revenues, expenses and operating results could be affected by general economic conditions..., page 9

16. We note you have presented several factors that may affect your
revenues, expenses and operating results, many of which could apply
to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented.  Additionally, some of these risks are repeated in
other risk factors.  Please delete all redundancies.   Finally,
focus
on how these risks may affect your business in a degree or manner that is different or more significant than other companies.

Our business depends on retaining and attracting capable management and operating personnel, page 12

17. You indicate that your success depends in large part on Richard
J. Boyle, Jr. and "other key employees." Please revise to identify those other key employees.

Unless we develop, maintain and protect our brand identity..., page
14

18. Please revise to explain what you mean when you indicate that you will pursue an "online and offline brand enhanced strategy."


We may be subject to regulation of our advertising and customer solicitation..., page 15

19. You indicate that laws or regulations could be adopted which could hurt your business. Please revise to focus on how this risk may affect your business in a degree or manner that is different or more significant than other companies.

Use of Proceeds, page 20

20. Please revise to identify the specific uses to which you will put the proceeds and indicate approximately how much of the proceeds will go to each of the identified uses. In this regard, we note disclosure on page 32 that you intend to expand your marketing program, hire more personnel and continue to build the infrastructure required to support the development of new products and services. Based on this disclosure, it appears you have actual plans for the proceeds beyond those currently described. Please note Item 504 requires disclosure of the "approximate amount" intended to be used for each purpose.

Dilution, page 22

21. Please provide us with your basis for including your deferred tax asset in the calculation of net tangible book value.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 26

Overview, page 26

22. Please revise to disclose metrics by which you gauge the strength or weakness of your business or business prospects. Refer generally to Release 33-8350. Please revise your overview to identify key performance indicators, financial and non-financial, and then address them in more detail wherever relevant.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 27

Stock-Based Compensation, page 28

23. Revise to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement

24. We note that you engaged an independent valuation specialist to perform retrospective assessments of the fair value of common stock.
Please tell us what consideration you gave to naming the specialist in the prospectus and providing the written consent of the third party under Securities Act Rule 436.

Results of Operations, page 31

Cost of Revenues, page 31

25. We note that income tax expense in 2005 decreased by $7.4 million from income tax expense in 2004. Please revise to discuss the disclosure on page F-16 that you will be limited to using approximately $9.6 million of net operating losses to offset taxable income in 2006 and approximately $2 million in 2007 and each year thereafter until 2021. See Item 303(a)(3) of Regulation S-K.

26. Please revise your disclosure to explain why costs of revenues did not increase in amount reasonably proportional to the increase in premium members. Please also include an explanation of why the gross profit percentage has increased during each period.

Liquidity and Capital resources, page 37

Operating Activities, page 37

27. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

Business, page 40

28. Please revise to discuss your relationships with the third parties that provide you with your services. In this regard, we note your disclosure on page 8 that all of your services, including property and business listing, searching, and marketing services, are provided by other companies. This description should include, but not be limited to, the name any significant third parties, whether you have a written contract with the providers, and if applicable, the material terms of any contracts.

29. Please quantify the amount spent on company sponsored research and development activities and the amount spent on customer sponsored research activities relating to the development of new products or services. See Item 101(c)(1)(xi) of Regulation S-K.

30. We note your statement on page 42 that "upon registering as a member, an agent can list properties on the service." Please revise to clarify whether you charge agents or property owners a fee to list their properties on your site and whether you must be a premium member, and or agent, to list properties.

31. We note your reference on page 47 to "lead generation products."
Please revise to provide a more robust description of your lead generation products, the market for such products, and how you derive revenues from such products.

Our Strategy, page 43

32. We note your statement in the third paragraph on page 44 that you intend to pursue opportunities in other markets. Please revise to specifically identify those other markets.

Products and Services, page 44

33. With respect to the fee structure of BizBuySell, please revise to disclose the amount of the premium listing placement which you currently describe as available for "an additional" fee. Further, please revise to discuss the fees you charge for BrokerWorks.

Technology and Infrastructure, page 48

34. Please revise to briefly discuss the measures you have taken to protect customers` personal identifiable information. In this regard, we note your risk factor on page 12.

Board Committees, page 51

35. Please provide additional disclosure regarding each committee to discuss the frequency with which each will have meetings.

Summary Compensation Table, page 53

36. Please explain how the board of directors determined the FMV for the restricted stock awards. In this connection, we note from page
F-19 that you recorded stock-based compensation costs of $742,815 in the year ended December 31, 2005 and that the restricted stock of some executives were revalued as of the exercise date due to below market rate terms on promissory notes.

Aggregate Option Exercises and Fiscal Year-End Option Values, page
54

37. We note from page F-19 that as a result of promissory notes from certain executives at below market rate terms stock options and restricted stock were revalued as of the exercise date resulting in stock compensation charges of $236,310 in 2005. Please explain whether Mr. Greenman was one of those executives whose stock options were revalued as of the exercise date.

Certain Relationships and Related Transactions, page 58

Merger and Restructuring of Ownership, page 58

38. We note that following the merger of LoopNet and PropertyFirst in
2001, LoopNet Holdings LLC and PropertyFirst LLC were the sole shareholders of LoopNet and held substantially equal amounts of LoopNet stock other than Series E and Series F convertible preferred shares and nonvoting Series B preferred held by JP Morgan Partners.
Further, we note that upon consummation of this offering the preferred units of both LoopNet Holdings LLC and Property First LLC will convert into common units of the respective entity and that LoopNet shares held by these entities will be distributed to other members. Please provide us with the agreements reflecting the transaction that will take place upon consummation of this offering.
We may have further comment.

Transaction and Relationships with Directors, Officers and 5%
Stockholders, page 59

39. Please revise to describe the services performed by Dennis
DeAndre in exchange for $1.9 million.

Principal and Selling Stockholders, page 60

40. Please identify, by footnote or otherwise, the natural persons that control each stockholder, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.






Preferred Stock, page 63

41. We note that all outstanding shares of preferred stock will be converted into common stock upon completion of this offering. Please revise to describe the condition for such conversion. Tell us the agreement that governs the conversion of each series of preferred and whether the conversion of Series B is automatic upon the closing of a public offering.

Notice to Canadian Residents, page 72

42. We note your disclosure that you will distribute common stock in
Canada only "on a private placement basis." Please explain in detail the timing and structure of this intended distribution and the basis for your claimed exemption. Please indicate whether any of your Canadian purchasers are selling shares in this offering. We may have additional comments.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

43. Please revise your presentation to classify stock based compensation within the relevant categories on the face of the income statement and not separately.

Note 2 - Acquisition of BizBuySell, Inc., page F-12

44. Please tell us how you considered Rule 3-05 of Regulation S-X in determining that historical financial information for the BizBuySell acquisition was not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.

Note 5 - Income Taxes, page F-15

45. Please explain how you determined the amount of your valuation allowance that was reversed during 2005. In doing so, please tell us what negative evidence remained to prevent the Company from reversing the entire allowance.

Note 6 - Redeemable Convertible Preferred Stock, page F-16

46. Please disclose the accounting method used to measure your redeemable convertible preferred stock at each balance sheet date. Refer to EITF D-98.


Note 8 - Stock Option Plan, page F-17

47. Related to the promissory notes on your 2004 and 2005 exercises, please tell us whether the ability to exercise stock options using promissory notes was included in the terms at that grant date.
Please cite relevant terms of the option agreement, as necessary.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

48. Please revise this section to include all the information required by Item 701of Regulation S-K. For example, provide the date of sale, amount of consideration, number of securities sold, and purchasers for each transaction. Further, please revise to indicate the exemption relied upon for each such transaction.

49. Please include a description of the warrants you have issued during the last three years, if any. We note the description of outstanding warrants on pages 63.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

50. Please file the legal opinion with your next amendment, or provide a draft opinion for us to review.

Item 17.  Undertakings, page II-2

51. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.



* * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3495 with any other questions.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief


cc:	Lawrence C. Weeks, Esq (via facsimile)
      Heller Ehrman LLP
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Richard J. Boyle, Jr.
LoopNet, Inc.
March 27, 2006
Page 12